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                             July 24, 2023

       Yongxu Liu
       Chief Executive Officer
       Shengfeng Development Limited
       Shengfeng Building, No. 478 Fuxin East Road
       Jin   an District, Fuzhou City
       Fujian Province, People   s Republic of China, 350001

                                                        Re: Shengfeng
Development Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted July 12,
2023
                                                            CIK No. 0001863218

       Dear Yongxu Liu:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Kevin Dougherty,
       Staff Attorney, at (202) 551-3271 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Energy & Transportation
       cc:                                              Shao-Pai Wang